Exhibit 99.2

Convenience translation

Report by the Supervisory Board
of Fresenius Medical Care AG & Co. KGaA
for the Fiscal Year 2020

For Fresenius Medical Care, the past fiscal year was characterized by the Covid-19 pandemic and confronted the company with extraordinary challenges. As a healthcare company and global market leader in dialysis, Fresenius Medical Care is aware of its responsibility to improve the lives of patients around the world. The company can be proud that it has succeeded in guaranteeing medical care with its products and services despite the pandemic and the accompanying restrictions, and in maintaining high-quality production, supply chains and medical services.

In economic terms, the year under review was successful for the company. Fresenius Medical Care achieved a solid revenue and a strong earnings growth and has reached its aims for the fiscal year 2020 despite the Covid-19 pandemic.

Mr. Frank Maddux, MD, was appointed as a member of the Management Board of the General Partner, Fresenius Medical Care Management AG, (hereinafter the “Management Board”) in his function as Global Chief Medical Officer with effect as of January 1, 2020. He had previously been entrusted with the newly created position of Global Chief Medical Officer of the company and is to link clinical research and therapy even more closely. Apart from this new appointment, there were no significant events concerning the organization and composition of the Management Board or the Supervisory Board of Fresenius Medical Care AG & Co. KGaA (hereinafter the “Company”).

The Supervisory Board also in the past fiscal year observed all duties imposed on it by law, the Articles of Association and the Rules of Procedure. In this context it also took into account the recommendations of the German Corporate Governance Code. The Supervisory Board supervised the General Partner within its responsibility and regularly advised the Management Board and was involved in decisions of fundamental importance to the company.

Convenience translation

All relevant questions of the business policy, the company’s planning and the strategy were subject to the deliberations of the Supervisory Board. Reports of the Management Board on the progress of the business, the profitability and liquidity as well as on the situation and perspectives of the Company and the group formed the basis for the work of the Supervisory Board. Further topics were the risk situation and risk management. Additional items on the agenda were discussions on acquisition and investment projects. The Supervisory Board and its competent committees comprehensively discussed these as well as also all further significant business events. Furthermore, the Supervisory Board also in the past year reviewed the development of the acquisitions of the previous years. The Supervisory Board passed resolutions within its competencies according to law and the Articles of Association.

Meetings

In the past fiscal year, seven meetings of the Supervisory Board, some of which lasted several days, took place. Some of the meetings were held as video conferences due to the Covid-19 pandemic and the associated travel and meeting restrictions. The Supervisory Board also met regularly without the Management Board.

The participation rate of the members in the meetings of the Supervisory Board and its committees was 100%. The following table shows the participation of the members in the meetings of the Supervisory Board and the committees in the past fiscal year:

	Supervisory Board	Audit and Corporate Governance Committee	Nomination Committee	Joint Committee	Special Joint Committee
Dr. Dieter Schenk (Chairman)	7/7	-	2/2	-	3/3
Rolf A. Classon (Vice Chairman)	7/7	9/9	2/2	0/0	-
William P. Johnston	7/7	9/9	-	0/0	-
Dr. Dorothea Wenzel	7/7	-	-	-	-
Pascale Witz	7/7	9/9	-	-	3/3
Prof. Dr. Gregor Zünd	7/7	-	-	-	-

Convenience translation

The Management Board and the Supervisory Board cooperate on a trust basis to the benefit of the company. The Supervisory Board was in regular contact with the Management Board and was always promptly and comprehensively informed by it. Between meetings, the Management Board reported to the Supervisory Board in writing. During the meetings, the Management Board also informed the Supervisory Board verbally. In addition, the Supervisory Board also last year was in contact with members of the senior management level. The members of the Management Board were further available to the Supervisory Board for follow-up queries. The Chairman of the Supervisory Board maintained continuous contact with the Management Board outside the meetings, in particular with the Chairman of the Management Board and consulted with him questions regarding strategy, business development, the risk situation, risk management and compliance of the company. In case of important occasions or events, the Chairman of the Management Board promptly informed the Chairman of the Supervisory Board. In such cases, the Chairman of the Supervisory Board subsequently informed the other members of the Supervisory Board in the next meeting at the latest. During the entire fiscal year, the Chairman of the Supervisory Board also was in close contact with the other members of the Supervisory Board. In the year under review, the Chairman of the Supervisory Board was also available for communication with investors to the extent permitted by law and in close coordination with the Management Board.

Focus of the discussions in the Supervisory Board

One of the main focus areas of the Supervisory Board’s discussions in the past year was supporting the Management Board in dealing with the challenges of the Covid-19 pandemic. As a result of the comprehensive and early measures initiated by the company already at the very beginning of the pandemic, the impact on patients was minimized and operations at the more than 4,000 dialysis centers worldwide were maintained without major interruptions. Production at Fresenius Medical Care’s worldwide manufacturing sites could also proceed largely without disturbances.

Fresenius Medical Care also expanded home dialysis as an important growth area. In the second quarter of the year under review, the home dialysis offering was expanded in the Europe, Middle East and Africa (EMEA) region. The integration of the NxStage home dialysis product portfolio in the EMEA region, which has now been completed, enables Fresenius Medical Care to offer even more patients treatment at home and a wider choice of treatment methods. Home dialysis is an important treatment option, particularly in the pandemic.

Convenience translation

The business development, the competitive situation and the Management Board’s planning in the individual regions and functions were also focal points of the Supervisory Board’s discussions. In joint consultations with the Management Board, the development of the production quantities and their expansion were discussed. In the past year, the Supervisory Board also informed itself about the quality assurance systems and about the results of the product quality testing in the production facilities.

Another major focus of the Supervisory Board's discussions in the past fiscal year was the Strategy 2025, which the Management Board announced in October 2020, and the financial planning for the years 2021 to 2023.

In the past fiscal year, the Supervisory Board again discussed the development of cost reimbursement in the various health care systems, in particular in the U.S. One focus of the discussions was, inter alia, the U.S.-American CARES Act (Coronavirus Aid, Relief, and Economic Security Act), which is intended to compensate health care providers to a large extent for, among other things, the increased costs of measures to protect against Covid-19. With a view to the continued aim of increasing efficiency and the corresponding measures taken by the management already in previous years, the Supervisory Board further informed itself also in the past year about the success of the measures taken to improve the cost situation.

In the year under review, the Supervisory Board submitted the revised system for the compensation of the Management Board (Compensation System 2020+) to the Annual General Meeting of the Company for approval. It further proposed to the Annual General Meeting that, as part of the upcoming auditor rotation, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft be elected as auditor instead of KPMG AG Wirtschaftsprüfungsgesellschaft, which had audited the financial statements of the Company and the group so far. The Annual General Meeting of the Company on August 27, 2020 approved both resolution proposals with a majority of 95.05% and 98.82%, respectively, of the votes cast.

Convenience translation

Due to the Covid-19 pandemic, the Annual General Meeting of the Company in the year under review took place later than originally scheduled and, in line with the framework created by the legislator with short notice, was held as a virtual general meeting without the physical presence of shareholders or their proxies.

In the year under review, two bonds with an aggregate volume of €1.25 billion were successfully issued in May and a bond with a volume of $1 billion in September.

In the year under review, the Company redeemed all of the approximately 11.8 million treasury shares it had acquired in the year under review and in previous years as part of share buyback programs.

The Supervisory Board was regularly informed about the company’s compliance. Findings of the internal audit department were also taken into account. In particular, the Supervisory Board has also informed itself intensively and on an ongoing basis about the findings, assessments and recommendations of the independent expert ("Monitor") engaged by the Company to monitor the internal compliance in fulfillment of its obligations under the agreements it entered into in March 2019 with the U.S. Department of Justice (DoJ) and the U.S. Securities and Exchange Commission (SEC) concerning violations of provisions of the U.S. Foreign Corrupt Practices Act (FCPA). The Supervisory Board will continue to closely monitor this topic.

Committees of the Supervisory Board

The Supervisory Board has formed professionally qualified committees from among its members that support the Supervisory Board as a whole in its supervisory and advisory functions. The respective chairmen have regularly reported to the Supervisory Board on the work of the committees. Details of the composition of the Supervisory Board’s committees can be found in the Declaration on Corporate Governance which can be found on pages 109 et seqq. of the annual report.

Convenience translation

Audit and Corporate Governance Committee

The Audit and Corporate Governance Committee convened nine times in the past fiscal year. All members of this committee – Messrs. Rolf A. Classon (Chairman) and William P. Johnston (Vice Chairman) as well as Ms. Pascale Witz – are financial experts according to Sec. 100 para. 5 of the German Stock Corporation Act (AktG). The Chairman of the Audit and Corporate Governance Committee Mr. Classon also has specific knowledge and experience in applying accounting principles and internal control procedures and is also familiar with auditing.

In the past year, the committee dealt with the annual and consolidated financial statements, the proposal for the allocation of profit and the report according to Form 20-F for the SEC. It also discussed the quarterly reports with the Management Board. Furthermore, it dealt with the selection and the independence of the auditor of the annual and consolidated financial statements. In doing so, it also considered any additional non-audit services provided. Also, the audit engagement pertaining to the audit of the consolidated financial statements according to the International Financial Reporting Standards (IFRS) and the internal controls concerning the financial reporting, which are part of the report according to Form 20-F, was issued by the committee. The committee further negotiated the fee agreement with the auditor. Audit focal points and further key audit matters of the past fiscal year were the goodwill impairment assessment for the groups of cash-generating units Latin America and EMEA (Europa, Middle East and Africa), the valuation of receivables from dialysis treatments in the U.S., the consequences of the Covid-19 pandemic for the financial reporting including the reflection of the U.S.-American CARES Act in the income statement, the accounting of an investment in the U.S. at fair value, the potential consequences of cyber-attacks on the financial reporting, as well as, for the annual financial statements of the Company, the measurement of investments in affiliates as well as the recognition of net income from investments.

Representatives of the auditor participated in all meetings of the committee and informed the members of the committee of their auditing activities. In addition, they provided information on any significant results of their audit and were available for additional information. In the absence of the members of the Management Board, they reported on the cooperation with them.

Convenience translation

The Audit and Corporate Governance Committee dealt with the supervision of the accounting and its process, with the effectiveness of the internal control system, the risk management system and the internal audit system as well as with the audit and compliance. The committee also dealt with the review of the internal control processes as well as with the measures taken by the Management Board for the successful elimination of the control weakness that had been identified in the previous year and related to the design and effectiveness of the internal controls on the revenue recognition in the North America business segment. In the course of its audit, the auditor audited the internal control system in relation to the accounting processes, the electronic reproduction of the consolidated financial statements and the group management report pursuant to Sec. 328 para. 1 of the German Commercial Code (HGB) (so-called ESEF documents) as well as the early risk recognition system. The audit showed that the General Partner has appropriately implemented the measures required under Sec. 91 para. 2 AktG, in particular regarding the establishment of a monitoring system, and that the monitoring system is suitable for the early identification of developments that may endanger the continued existence of the Company. The Management Board periodically reported to the committee on larger individual risks. It also regularly informed the committee on the compliance situation as well as on the audit plans and results of the internal audit.

The committee again reviewed the business relations of the Fresenius Medical Care group companies to Fresenius SE & Co. KGaA and the latter’s affiliated companies. It was confirmed in each case that these relationships corresponded to those between unrelated third parties.

Certain transactions of the Company with related parties may be subject to the approval of the Supervisory Board pursuant to Sec. 111b AktG since the German Act Implementing the Second Shareholder Rights Directive (ARUG II) came into force. The Supervisory Board has made use of the option to delegate the responsibility for the approval resolution to the Audit and Corporate Governance Committee. The prerequisites under which a transaction requires such approval did not arise in the year under review. In accordance with Sec. 111a para. 2 sentence 2 AktG, the Audit and Corporate Governance Committee reviewed whether transactions between the Company and related parties were conducted in the ordinary course of business and at arm’s length. No objections were raised in this respect.

Convenience translation

The Chairman of the Audit and Corporate Governance Committee has regularly reported to the Supervisory Board on the results of the discussions and resolutions in the committee.

Nomination Committee

The Nomination Committee prepares candidate proposals and proposes to the Supervisory Board of the Company suitable candidates for its election proposals to the General Meeting. In the past fiscal year, the Nomination Committee convened two times, in particular to prepare the proposals for the election of the members of the Supervisory Board by the Annual General Meeting 2021.

Joint Committee

The Company has a Joint Committee which is composed of two members of the supervisory board of the General Partner as well as two members of the Supervisory Board of the Company. For certain matters, the Management Board requires the approval of the Joint Committee. In the past fiscal year, the Joint Committee did not convene since no meeting was required.

Special Joint Committee

In 2019, the Supervisory Board of the Company and the Supervisory Board of the General Partner had constituted a special joint committee (Special Joint Committee).

Within the scope of the responsibilities of the Supervisory Board, the Special Joint Committee was to review any consequences of the findings from the Company’s agreements with the DoJ and the SEC in 2019 and to make recommendations to the Supervisory Board. The Special Joint Committee convened three times in the year under review. The Chairman of the Special Joint Committee has regularly informed the Supervisory Board of the Company.

Convenience translation

The Special Joint Committee within the scope of its review concluded that the findings of the aforementioned agreements do not indicate that any action beyond the review by the Supervisory Board is warranted.

Following its own review, the Supervisory Board concurred with this conclusion and resolved that on the basis of the facts available to it in connection with the findings of the aforementioned agreements, no measures are to be initiated that fall within its responsibility.

The Special Joint Committee was dissolved by resolution of the Supervisory Board of the Company and of the supervisory board of the General Partner on November 30, 2020 upon completion of the task for which it had been formed.

Corporate Governance

The members of the Supervisory Board in principle self-responsibly undertake educational and training measures required for their tasks, such as on changes in the legal framework and on new, future-oriented developments technologies, and are adequately supported in this respect by the Company.

In addition to the information provided to them by various external experts, also experts of the Company’s departments regularly report on relevant developments, such as – for example – relevant new developments in the revision of legal rules or in jurisprudence and also about recent developments in regulations on accounting and audit. In this way, the Supervisory Board, with the Company’s adequate assistance, ensures an ongoing qualification of its members and also a further development and updating of their expertise, power of judgment and experience, which is required for the Supervisory Board including its committees to duly perform their tasks.

New members of the Supervisory Board can meet the members of the Management Board and specialist managers for a discussion of fundamental and current topics and thereby gain an overview of the relevant topics of the company (“onboarding”). For targeted further training, internal information events are offered as required. In the reporting year, further training was provided for the members of the Supervisory Board on the provisions of the FCPA and on a regular basis on current developments in corporate governance and upcoming relevant legal regulations. In the reporting year, this included developments in corporate and capital market law and reimbursement in relevant healthcare systems.

Convenience translation

The Supervisory Board reports to the General Meeting on possible conflicts of interests of its members and on the treatment of such conflicts. In the year under review, there were no conflicts of interest of board members that would have been required to be disclosed to the Supervisory Board and of which the Supervisory Board would inform the General Meeting.

Further details on corporate governance, in particular on the independence of the Supervisory Board members, on the membership in the supervisory boards of the General Partner, Fresenius SE & Co. KGaA or the latter’s general partner, the profile of skills and expertise for the Supervisory Board and the age limit for membership in the Company’s Supervisory Board, as well as the self-assessment of the activities of the Supervisory Board and its committees, can be found in the Declaration on Corporate Governance on pages 109 et seqq. of the annual report. The Declaration on Corporate Governance was discussed by the Supervisory Board and approved in its meeting of March 9, 2021.

The Declaration on Corporate Governance also includes the Declaration of Compliance in relation to the German Corporate Governance Code according to Sec. 161 AktG as resolved by the Management Board and Supervisory Board and published in December 2020. The Declaration of Compliance is permanently available to the public on the Company’s website www.freseniusmedicalcare.com/en in the section “Investors” and there in the sub-section “Corporate Governance”. The update to the Declaration of Compliance resolved by the Management Board and the Supervisory Board in February 2021 can be found there, too.

Convenience translation

Annual and consolidated financial statements

The annual financial statements and the management report of Fresenius Medical Care AG & Co. KGaA were prepared in accordance with the regulations of the German Commercial Code (HGB). The consolidated financial statements and group management report follow Sec. 315e of the German Commercial Code (HGB) in accordance with IFRS as applicable in the European Union. Accountancy, the annual financial statements, the management report as well as the consolidated financial statements and the group management report for fiscal year 2020 were audited by PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main. Said company was elected as auditor by resolution of the Annual General Meeting of August 27, 2020 and mandated by the Supervisory Board. The auditor provided each of the aforementioned documents with an unqualified certificate. Mr. Peter Kartscher and Mr. Holger Lutz signed the respective audit certificate as the responsible auditors. The audit reports of the auditor were made available to the Audit and Corporate Governance Committee and the Supervisory Board. The Audit and Corporate Governance Committee reviewed the annual and consolidated financial statements as well as the management reports and included the audit reports of, and the discussions with, the auditor in its discussions. The Audit and Corporate Governance Committee reported to the Supervisory Board on this.

The Supervisory Board also reviewed the annual financial statements, the management report, the consolidated financial statements and the group management report in each case for the past fiscal year. The documents were provided to it in good time. The Supervisory Board declared its agreement with the result of the audit of the annual financial statements and the consolidated financial statements by the auditor. The representatives of the auditor who signed the audit reports participated in the discussions of the Supervisory Board of the annual and consolidated financial statements. They reported to the Supervisory Board on the significant findings of their audit and were available for additional information. Also according to the final results of its own review, no objections are to be raised by the Supervisory Board as regards the annual financial statements, the management report, the consolidated financial statements and the group management report.

In its meeting on February 22, 2021 the Supervisory Board discussed the draft of the report according to Form 20-F. The report according to Form 20-F was filed with the SEC on February 23, 2021.

The annual financial statements and management report of Fresenius Medical Care AG & Co. KGaA as well as the consolidated financial statements and the group management report for the past fiscal year, as presented by the General Partner, were approved by the Supervisory Board at its meeting on March 9, 2021.

Convenience translation

The Supervisory Board also approved the General Partner’s proposal for the application of profit which provides for a dividend of €1.34 for each share.

Separate non-financial group report

The separate non-financial group report of Fresenius Medical Care AG & Co. KGaA was prepared in accordance with the regulations of the German Commercial Code (HGB) and will be published separately from the management report. Fresenius Medical Care therein reports selected non-financial information in reference to the international sustainability standard of the Global Reporting Initiative (GRI) (GRI Standards 2016).

The Supervisory Board made use of the option to have the separate non-financial group report verified by an external auditor. The separate non-financial group report was subjected to a limited assurance engagement review by PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, in accordance with the international standard on assurance engagements ISAE 3000 (Revised). PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft issued a corresponding assurance statement.

The Supervisory Board reviewed the separate non-financial group report. The documents were provided to it in good time. The Supervisory Board declared its agreement with the result of the limited assurance engagement by the auditor. The representatives of the auditor who signed the note on the limited assurance engagement participated in the discussions of the Supervisory Board of the separate non-financial group report. They reported to the Supervisory Board on the significant findings of their limited assurance engagement and were available for additional information. Also according to the final results of its own review, no objections are to be raised by the Supervisory Board as regards the separate non-financial group report.

Convenience translation

Dependency report

The General Partner prepared a report on its relationships to Fresenius SE & Co. KGaA and the latter’s affiliates in accordance with Sec. 312 AktG for the past fiscal year. The report contains the following final declaration:

“With regard to the legal transactions listed in this report on the relationships to affiliated companies, FMC-AG & Co. KGaA received appropriate compensation for each legal transaction in accordance with the circumstances of which we were aware at the time that the legal transactions were conducted. In the year under review there were no reportable measures taken or forgone.”

Both the Audit and Corporate Governance Committee and the Supervisory Board received the dependency report in good time and reviewed it. The auditor participated in the relevant meetings. It reported on the main results of its audit and was available for additional information. On February 26, 2021, the auditor added the following certificate to the dependency report:

“On the basis of our proper audit and judgment we confirm that 1. the factual disclosures provided in the report are correct, 2. the consideration paid by the Company for the legal transactions stated in the report was not inappropriately high.“

The Audit and Corporate Governance Committee and the Supervisory Board concur with the assessment of the auditor. Following the final results of its own review, the Supervisory Board does not raise any objections against the declaration of the General Partner at the bottom of the report on the relationships to affiliates.

Acknowledgements

Conclusively, the Supervisory Board thanks the members of the Management Board as well as all employees of the group for their outstanding and tireless efforts in an extremely challenging environment marked by the Covid-19 pandemic. Their very successful work performed under difficult conditions in the past fiscal year is highly appreciated!

Convenience translation

Bad Homburg v.d. Höhe, March 9, 2021

On behalf of the Supervisory Board

sgd. Dr. Dieter Schenk

Chairman

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